SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                               SECURED INCOME L.P.
                            (Name of Subject Company)

    MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC;
        MP INCOME FUND 15, LLC; MP INCOME FUND 16, LLC; ACCELERATED HIGH
     YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH
       FUND II, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH
   YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND I, LTD.;
     ACCELERATED HIGH YIELD INCOME FUND II, LTD.; PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND;
 MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP;
      MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP FALCON GROWTH FUND, LLC;
   MP FALCON FUND, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MACKENZIE
         PATTERSON SPECIAL FUND 3, LLC; MACKENZIE FUND VI, A CALIFORNIA
               LIMITED PARTNERSHIP; and MACKENZIE PATTERSON, INC.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
Christine Simpson                            Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           One Post Street, Suite 575
Moraga, California  94556                    San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

     Transaction                                            Amount of
     Valuation*                                             Filing Fee

     $5,940,000                                             $1,188

* For purposes of calculating the filing fee only. Assumes the purchase of 330,000 Units at a purchase price equal to $18.00 per Unit in cash. The balance due after credit for the amount paid in the initial filing is $115.50.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,072.50
         Form or Registration Number: Schedule TO
         Filing Party:  Above Named Bidders
         Date Filed:  July 14, 2000


[ ]      Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of July 14, 2000 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC; MP INCOME FUND 15, LLC; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND I, LTD.; ACCELERATED HIGH YIELD INCOME FUND II, LTD.;
PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND; MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON FUND, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; and MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP (collectively the "Purchasers") to purchase up to 330,000 Units of limited partnership interest (the "Units") in SECURED INCOME L.P., a Delaware limited partnership (the "Issuer"), the subject company. By this amendment, the Purchasers hereby increase the purchase price to $18.00 per Unit, less the amount of any distributions declared or made with respect to the Units between July 14, 2000 (the "Offer Date") and August 15, 2000 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached to the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(4)   Form of Letter to Unit holders dated July 21, 2000

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 21, 2000

MP INCOME FUND 11, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 12, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 14, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 16, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD GROWTH FUND II, LTD

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INCOME FUND I, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INCOME FUND II, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP-DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON, INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

                                  EXHIBIT INDEX


Exhibit           Description                                              Page

(a)(4)   Form of Letter to Unit holders dated July 21, 2000